Filed by AOL Time Warner Inc.
                 Pursuant to Rule 425 under the Securities Act of 1933
                 Subject Company: AOL Time Warner Inc., America Online, Inc. and Time Warner Inc.
                 Commission File No. 333-30184

THE FOLLOWING EMAIL IS BEING SENT TO EMPLOYEES OF AMERICA ONLINE, INC.:

Subject Line:  Assistance in Casting Your Vote on AOL Time Warner Merger

June 21, 2000

Dear Colleague:

Based on feedback from yesterday's e-mail, here is some information that will be helpful to employees that want to vote:

If you are a stockholder of record on May 18, 2000 and are eligible to vote your shares, but have not received your proxy voting materials, you can view (and
print       if        desired)        the       proxy        statement        at
http://www.corp.aol.com/shareholder-broch.html? (AOL Time Warner Merger Information). Then, to vote, please contact the appropriate broker listed below. You will be given a unique control number either over the telephone or by email, to enable you to vote your shares on the Internet, at http://www.proxyvote.com/.

 Alex. Brown
 Joe Coffey
 1-800-597-4763

 Robertson Stephens
 Robin Weiss
 1-888-265-6588

 E*Trade
 Doug Richwine
 916-864-8314

 Please keep in mind that only shares held as of May 18, 2000 may be voted. Stock options are not votable, nor are the shares you may have received in the most recent employee stock purchase plan payment cycle.

 Thank you for your vote.  We appreciate your support.

Sincerely,
Richard Hanlon
Vice President, Investor Relations

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We urge you to read the Joint Proxy Statement-Prospectus,  which AOL Time Warner has filed with the Securities and Exchange  Commission as part of a Registration
Statement,   because  it  contains  important   information.   The  Joint  Proxy
Statement-Prospectus was sent on or about May 23, 2000 to stockholders of Time Warner and America Online seeking their approval of the proposed AOL/Time Warner merger. You may obtain a free copy of the Joint Proxy Statement-Prospectus and other documents filed by AOL Time Warner (as well as by America Online and Time Warner, including documents incorporated by reference into the Joint Proxy Statement-Prospectus) with the Commission at the Commission's web site at
www.sec.gov.   AOL  stockholders  can  get  a  free  copy  of  the  Joint  Proxy
Statement-Prospectus and the AOL documents incorporated therein by reference by directing a request to America Online, Inc., 22000 AOL Way, Dulles, VA 20166,
Attention:   Investor   Relations,   telephone:   1-888-809-6263,   e-mail:  AOL
IR@aol.com. Time Warner stockholders can get a free copy of the Joint Proxy Statement-Prospectus and the Time Warner documents incorporated therein by reference by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019, Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

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